Exhibit 99.1

Ballard Hosts Successful Investor & Analyst Day Event

VANCOUVER,  Sept. 18, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company hosted an "Investor & Analyst Day" on September 14 in New York City, together with numerous sell-side and buy-side participants in-person and online through a live webcast.

Company executives and a keynote speaker delivered informative presentations and answered questions underscoring Ballard's strong growth and position to continue capitalizing on the large scale potential of commercial fuel cell applications. The event encompassed a comprehensive review of Ballard's strategic plan – including key market opportunities – as well as progress and outlook across a number of important commercial, technology and operational fronts.

Prior to this event, Ballard issued important commercial and technology announcements that were discussed during the course of its Investor & Analyst Day:

•	Opening of Joint Venture Facility in China – September 6: A ceremony was held in Yunfu, and attended by senior Chinese government officials, to mark the opening of a fuel cell stack manufacturing facility in which Ballard is a joint venture partner, together with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd.
•	First PEM Product Using Non Precious Metal Catalyst – September 12: Ballard partner and strategic investor Nisshinbo Holdings has developed a Non Precious Metal Catalyst (NPMC) that Ballard will use in the world's first NPMC-based proton exchange membrane fuel cell product, its FCgen®-1040 fuel cell stack. This is a major technological achievement for which Ballard is interested in exploring commercial applications.
•	Fuel Cell Engines to Power 8 Van Hool Tram-Buses – September 13: Ballard accepted a Letter of Intent for 8 of its 100-kilowatt fuel cell engines to power Van Hool ExquiCity tram-buses planned for deployment in Pau, France in the second half of 2019.
•	Record Order Backlog of $264M – September 13: Ballard achieved an Order Backlog of $263.5 million as of June 30th, 2017, representing the aggregate value of orders for which customers have made contractual commitments. In addition, the Company achieved a 12-month Order Book of $97.2 million as of June 30th, 2017, representing the aggregate value of that portion of the Order Backlog expected to be delivered in the subsequent 12-month period.

A replay of the Investor & Analyst Day webcast is available at the Company's website, www.ballard.com/investors, along with presentation material covering the following topics:

Speaker	Topic
Randy MacEwen President & CEO Ballard Power Systems	• Ballard Strategic Direction & Investment Thesis
Rob Campbell Vice President & CCO Ballard Power Systems	• Power Products Growth Platform • Heavy Duty Motive Market
Mr. Charles Lu Founder & Chairman Zhongshan Broad-Ocean Motor Co. Ltd.	• The View From Within China
Dr. Paul Osenar President – Protonex	• Portable Power Market
Dr. Kevin Colbow Vice President, Technology & Product Development Ballard Power Systems	• Technology & Product Roadmap • Technology Solutions Growth Platform
Phil Robinson Vice President, Unmanned Systems Protonex	• Unmanned Aerial Vehicle (UAV) Market
David Whyte Vice President, Operations Ballard Power Systems	• Operations Review
Tony Guglielmin Vice President & CFO Ballard Power Systems	• Financial Overview

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/18/c4436.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:15e 18-SEP-17